UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	000-51158

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form N-SAR
For Period Ended: March 31, 2007

For Period Ended:
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant
TrueYou.Com Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
Building No. 501, Fifth Floor, 7 Corporate Park

City, State and Zip Code
Norwalk, CT 06851

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 could not be filed within the prescribed time period because the Registrant is completing the final review of its Form 10-Q for the period ended December 30, 2006.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Matthew Burris	(203)	295-2121
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or
	for such shorter period that the registrant was required to file such report(s) been filed? If answer	Yes	No
	is no, identify report(s)		X

Quarterly Report on Form 10-Q for the quarter ended December 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
	report or portion thereof?	Yes	No
X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Registrant anticipates, pending review of its Form 10-Q, that it will have a significant non-operating gain on convertible securities for the three months ended March 31, 2007 vs. a significant non-operating loss on convertible securities for the three months ended April 1, 2006. It is also anticipated that the three months ended March 31, 2007 will include an $18.1 million non-operating expense due to the write-off of all of its goodwill.

TrueYou.Com Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007
		By	/s/	Matthew Burris

Matthew Burris, Chief Financial Officer